[Autodesk, Inc. Letterhead]

July 25, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore
Jaime G. John

Re:	Autodesk, Inc.

Form 10-K for the Fiscal Year Ended January 31, 2011

Filed March 18, 2011

File No. 000-14338

Form 10-Q for the Quarterly Period Ended April 30, 2011

Filed June 3, 2011

File No. 000-14338

Ladies and Gentlemen:

Autodesk, Inc. (“Autodesk” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 8, 2011, relating to Autodesk’s Form 10-K for the fiscal year ended January 31, 2011 (File No. 000-14338) originally filed with the Commission on March 18, 2011 (the “Form 10-K”) and Autodesk’s Form 10-Q for the quarterly period ended April 30, 2011 (File No. 000-14338) originally filed with the Commission on June 3, 2011 (the “Form 10-Q”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Securities and Exchange Commission

July 25, 2011

Form 10-K for the Fiscal Year Ended January 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for Income Taxes, page 45

1.	We note your response to prior comment 2 and your disclosure on page 80 which indicates that foreign income taxed at rates different from the U.S. rate resulted in a 40% decrease in your tax provision. Tell us how you considered providing a more detailed description of how future changes in the amount of foreign earnings and/or changes in foreign tax rates could impact future results of operations. Additionally, your response did not address whether certain countries have a more significant impact on your effective tax rate. Please supplementally provide us with a list of the countries that most significantly impact your effective tax rate including a quantification of the impact.

In response to the Staff’s comment, in our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, we will expand and supplement our discussion in our Management’s Discussion and Analysis of Financial Condition and Results of Operations consistent with the following:

“Our future effective tax rate may be materially impacted by the amount of benefits and charges from tax amounts associated with our foreign earnings that are taxed at rates different from the federal statutory rate, research credits, state income taxes, the tax impact of stock-based compensation, accounting for uncertain tax positions, business combinations, U.S. Manufacturer’s deduction, closure of statute of limitations or settlement of tax audits, changes in valuation allowances and changes in tax law. A significant amount of our earnings is generated by our Europe and Asia Pacific subsidiaries. Our future effective tax rates may be adversely affected to the extent earnings are lower than anticipated in countries where we have lower statutory tax rates or we repatriate certain foreign earnings on which U.S. taxes have not previously been provided.”

In addition, in our future Annual Reports on Form 10-K we will expand our disclosure in the Income Taxes note to our Consolidated Financial Statements to include the following reference:

“As a result of certain business and employment actions and capital investments undertaken by Autodesk, income earned in certain Europe and Asia Pacific countries is subject to reduced tax rates through fiscal 2019.”

Securities and Exchange Commission

July 25, 2011

Item 8. Financial Statements and Supplementary Data

Note 5 — Income Taxes, page 79

2.	We note that your response to prior comment 6 indicates that there are three components included in your line item “Foreign income taxed at rates different from the U.S. statutory rate,” and that you believe your disclosure complies with the criteria of Rule 4-08(h)(2) of Regulation S-X. Please confirm that none of the individual items are greater than five percent of the amount computed by multiplying the income before tax by the applicable statutory Federal income tax rate as noted in Rule 4-08(h)(2) of Regulation S-X.

We respectfully advise the Staff that the three components provided in our previous response are three elements of a single calculation that all relate to the tax impact of foreign earnings. We confirm that there are no individual items greater than five percent of the amount computed by multiplying the income before tax by the applicable statutory Federal income tax rate that would require separate disclosure under Rule 4-08(h)(2) of Regulation S-X.

Form 10-Q for the Quarterly Period Ended April 30, 2011

Item 1. Financial Statements

Note 15 — Commitments and Contingencies

Legal Proceedings, page 22

3.	We note that you are involved in a variety of claims, suits, investigations and proceedings in the normal course of business. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

We respectfully advise the Staff that the Form 10-Q discloses the following with respect to the materiality of litigation loss contingency estimates:

“In the Company’s opinion, resolution of pending matters is not expected to have a material adverse impact on its consolidated results of operations, cash flows or its financial position.”

Securities and Exchange Commission

July 25, 2011

In response to the Staff’s comment and its specific reference to ASC 45-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y, we will prepare our disclosure in future periods to state whether there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. If such a loss is reasonably possible, the Company will either disclose (i) an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or (ii) state that the estimate is immaterial with respect to the Company’s financial statements as a whole.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission

July 25, 2011

Please direct your questions or comments to me at (415) 507-5000. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 507-6126. Thank you for your assistance.

Autodesk, Inc.

/s/	Mark J. Hawkins
Mark J. Hawkins

Executive Vice President and
Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

cc:	Steven E. Bochner, Esq., Wilson Sonsini Goodrich & Rosati

Richard C. Blake, Esq., Wilson Sonsini Goodrich & Rosati

Darcy Lopes, Ernst & Young LLP